Exhibit 99.2

THIS FIRST SUPPLEMENTAL DEBENTURE INDENTURE (“Supplemental Indenture”), made as the 25th day of November, 2025,

BETWEEN:

GOLD ROYALTY CORP., a corporation incorporated under the laws of Canada (the “Corporation”),

AND:

ODYSSEY TRUST COMPANY, a trust company continued under the laws of Canada, authorized to carry on the business of a trust company in the provinces of British Columbia and Alberta (the “Trustee”)

WHEREAS:

A.	The Corporation and the Trustee entered into an indenture (the “Indenture”), dated as of the 15th day of December, 2023, providing for the issuance of the Corporation’s 10.0% 2023 Unsecured Convertible Debentures (the “Debentures”).

B.	Pursuant to Sections 11.1(a) and 11.2 of the Indenture, the Corporation and the Trustee are authorized to execute and deliver this Supplemental Indenture with the unanimous written consent (the “Consent”) of all of the holders of the Debentures (the “Required Consents”).

C.	The holders of the Debentures have unanimously approved resolutions approving this Supplemental Indenture and the amendments to the Indenture set forth herein (collectively, the “Proposed Amendments”).

D.	Pursuant to Section 11.5 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1. Amendments to Indenture. The Indenture is hereby amended by deleting Section 2.3(k) in its entirety and replacing it with a new Section 2.3(k) as follows:

“(k)	Redemption at the Option of the Corporation. The Debentures shall be redeemable by the Corporation in accordance with the terms of this Section 2.3(k) and Article 4. On or before November 25, 2025, the Debentures shall be redeemable at the option of the Corporation on notice as provided for in Section 4.3 at a redemption price equal to the principal amount thereof, plus an amount equal to interest that would have otherwise been payable to December 15, 2026 (the “Interest Amount”) payable from the last Interest Payment Date. If the Corporation exercises its redemption right pursuant to this Section 2.3(k), notwithstanding anything else herein, including under Sections 4.3 and 5.5(a), upon receipt of notice, the holder shall be deemed to have elected to exercise its conversion right under Section 2.3(e) at the Special Conversion Price, provided, however, that notwithstanding anything else herein, the amounts attributable to the Interest Amount shall be satisfied by the Corporation in cash and Shares in the same proportions and on the same basis as such interest would otherwise become payable under Section 2.3(c), with the Current Market Price for the purpose of calculating the number of Shares issuable for such purpose being based on the date of such notice. In the event the Corporation elects to exercise its redemption right under this Section 2.3(k), the redemption notice delivered as provided for in Section 4.3 (as modified by this Section 2.3(k)) shall be accompanied by an Officer’s Certificate detailing the Special Conversion Price and Current Market Price as of the date of such notice, and the number of resulting Shares to be issued in respect of a conversion of the Debenture and in satisfaction of the Interest Amount as contemplated in this Section 2.3(k). Notwithstanding anything else herein, for the purposes of this Indenture, in the event a Redemption Notice is provided by the Corporation in accordance with this Section 2.3(k), the Redemption Date will be deemed to be the date such notice is provided by the Corporation.”

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2. Amendments to Debentures. The Debentures are hereby amended by deleting the seventh paragraph in its entirety and replacing it with a new paragraph as follows:

“The Debentures shall be redeemable by the Corporation in accordance with the terms of Section 2.3(k) and Article 4 of the Indenture. On or before November 25, 2025, the Debentures shall be redeemable at the option of the Corporation on notice as provided for in the Indenture at a redemption price equal to the principal amount thereof plus the Interest Amount. If the Corporation exercises its redemption right pursuant to Section 2.3(k) of the Indenture, the holder shall be entitled to immediately exercise its conversion right under Section 2.3(e) of the Indenture at the Special Conversion Price in accordance with the terms of Section 2.3(k) of the Indenture.”

3. Capitalized Terms. Capitalized terms used but not defined in this Supplemental Indenture shall have the meanings assigned to them in the Indenture. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

4. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture is incorporated into and supplemental to the Indenture and the Indenture shall henceforth be read in conjunction with this Supplemental Indenture and all the provisions of the Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Indenture and of this Supplemental Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Indenture.

5. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA, CANADA, AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

6. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by PDF or other electronic transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by PDF or other electronic transmission shall be deemed to be their original signatures for all purposes.

7. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction of this Supplemental Indenture.

8. Successors and Assigns. All covenants and agreements in this Supplemental Indenture by the Corporation shall bind its successors and assigns.

9. Severability. If and to the extent that any provision in this Supplemental Indenture shall be held invalid, illegal or unenforceable, the validity, legality, enforceability and approval of the remaining provisions shall not in any way be affected or impaired thereby, to the extent permitted by applicable law.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed on the date first written above.

GOLD ROYALTY CORP.

By:	/s/ David Garofalo
Name:	David Garofalo
Title:	Chief Executive Officer

By:	/s/ Andrew Gubbels
Name:	Andrew Gubbels
Title:	Chief Financial Officer

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ODYSSEY TRUST COMPANY, as Trustee

By:	/s/ Authorized Signatory

By:	/s/ Authorized Signatory

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